UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

At the Special Meeting of Shareholders of Sol-Gel Technologies Ltd. (the "Company") held today, the following resolutions were approved by the shareholders:

(1)
To approve a reverse share split of the Company’s ordinary shares, NIS 0.1 par value each (“Ordinary Shares”), at a ratio within a range of 2 for 1 to 10 for 1, which final ratio is to be determined by our Board of Directors, to be effective on a date to be determined by our Board of Directors within 12 months of the Meeting, and to approve the amendment of our Articles of Association accordingly; and

(2)
To approve the renewal of an updated version of the  Compensation Policy for the Company’s officers and directors for an additional three-year period  in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: April 1, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer